Exhibit 99.3

ASML – Summary IFRS Consolidated Statements of Operations[1]

	Three months ended,		Nine months ended,
	Sep 26, 2004	Sep 25, 2005	Sep 26, 2004	Sep 25, 2005
(Amounts in thousands EUR)

Net sales	610,472	533,154	1,680,215	1,981,098
Cost of sales	380,524	343,277	1,085,299	1,224,930

Gross profit on sales	229,948	189,876	594,916	756,168

Research costs	124,923	56,248	274,033	188,325
Research credits	(5,726)	(990)	(15,548)	(13,357)
Selling, general and administrative expenses	52,622	49,166	151,607	157,152
Restructuring expenses	0	0	(5,862)	0

Total expenses	171,819	104,424	404,230	332,120
Operating income	58,129	85,452	190,686	424,048
Financial income/(expense), net	(3,051)	(14,140)	(11,508)	(37,697)

Income before income taxes	55,078	71,312	179,178	386,351
Provision for income taxes	(19,712)	(19,742)	(59,907)	(110,862)

Net income	35,366	51,570	119,271	275,489

ASML – Summary IFRS Consolidated Balance Sheets[1]

	Sep 26,	Dec 31,	March 27,	June 26,	Sep 25,
	2004	2004	2005	2005	2005
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,315,758	1,228,130	1,319,651	1,544,078		1,699,763
Accounts receivable, net	397,064	503,153	483,898	485,352		403,489
Inventories, net	685,969	717,688	728,378	695,330		653,098
Other current assets	165,276	230,346	223,768	211,583		210,705

Total current assets	2,564,067	2,679,317	2,755,695	2,936,343		2,967,055
Deferred tax asset	331,418	202,279	212,970	208,965	[2]	198,461
Other assets	30,071	27,840	30,266	30,932		36,882
Intangible assets	34,919	31,818	45,882	69,519		292,799
Property, plant and equipment	315,487	303,691	310,316	306,919		85,986

Total assets	3,275,962	3,244,945	3,355,129	3,552,678		3,581,183
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	923,081	813,141	765,667	776,784		765,463
Convertible subordinated bonds	848,350	802,810	708,059	749,169		758,034
Long term debt and deferred liabilities	215,611	236,213	313,805	338,102	[2]	316,914
Shareholders' equity	1,288,920	1,392,781	1,567,598	1,688,623		1,740,772

Total liabilities and Shareholders' equity	3,275,962	3,244,945	3,355,129	3,552,678		3,581,183

1.)	All figures are unaudited.
2.)	ASML has re-evaluated its deferred taxes presentation as of June 26, 2005, as reported in its earnings release of Q2 2005, and has concluded that this presentation was not consistent with prior quarters and current quarter. The effect of this amendment on ASML#146;s presentation on deferred tax assets and liabilities as of June 26, 2005 in the aggregate is zero. In the earnings release of Q2 2005, ASML reported for the period ended June 26, 2005 deferred tax assets of EUR 143,837 and long term debt and deferred liabilities of EUR 272,974.

ASML – Summary IFRS Consolidated Statements of Cash Flows[1]

	Three months ended,		Nine months ended
	Sep 26, 2004	Sep 25, 2005	Sep 26, 2004	Sep 25, 2005
	EUR	EUR	EUR	EUR

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	35,366	51,570	119,271	275,489
Depreciation and amortization	22,098	28,297	72,370	78,903
Change in tax assets and liabilities	16,424	16,590	50,382	142,711
Change in assets and liabilities	31,469	102,047	57,255	75,672

Net cash provided by operating activities	105,357	198,504	299,278	572,775
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(28,001)	(34,406)	(46,928)	(120,823)
Disposals	1,172	426	13,527	4,441

Net cash used in investing activities	(26,829)	(33,980)	(33,401)	(116,382)

Net cash provided by operating and
investing activities	78,528	164,524	265,877	456,393

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(292)	(12,069)	(828)	(12,642)
Proceeds from share issuance	3,911	3,388	18,953	10,298

Net cash provided by financing activities	3,619	(8,681)	18,125	(2,344)

Net cash flow	82,147	155,843	284,002	454,049
Effect of changes in exchange rates on cash	(2,000)	(158)	3,950	17,584

Net increase in cash and cash equivalents	80,147	155,685	287,952	471,633

ASML – Quarterly Summary IFRS Consolidated Statements of operations[1]

	Three months ended,
	Sep 26,	Dec 31,	March 27,	June 26,	Sep 25,
	2004	2004	2005	2005	2005
(Amounts in millions EUR)

Net sales	610.5	785.1	684.7	763.3	533.2
Cost of sales	380.5	477.7	414.4	467.3	343.3

Gross profit on sales	230.0	307.4	270.3	296.0	189.9

Research costs, net of credits	119.2	75.2	64.9	54.8	55.3
Selling, general and administrative expenses	52.6	52.8	52.2	55.8	49.1

Total expenses	171.8	128.0	117.1	110.6	104.4
Operating income	58.2	179.4	153.2	185.4	85.5
Financial income/(expense), net	(3.0)	(4.5)	(12.0)	(11.5)	(14.2)

Income before Income taxes	55.2	174.9	141.2	173.9	71.3
Provision for income taxes	(19.8)	(67.2)	(40.3)	(50.9)	(19.7)

Net income	35.4	107.7	100.9	123.0	51.6

ASML – Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) in order to satisfy European Union requirements applicable to companies quoted on a European Stock Exchange. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.

ASML intends to continue publishing U.S. GAAP financial statements, as has been its historical practice.

Principles of consolidation
The accompanying consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a "Factory Acceptance Test" in ASML's clean room facilities, effectively replicating the operating conditions that will be present on the customer's site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system's performance is re-tested upon installation at the customer's site, ASML has never failed to successfully complete installation of a system at a customer premises.

The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Pensions
Under IFRS, ASML applies IAS 19, “Employee benefits”, in accounting for its multi-employer defined benefit plans. In accordance with IAS 19, ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan as the pension union managing the plan is not able to provide ASML with sufficient information to enable ASML to account for the plan as a defined benefit plan.

ASML – IFRS Reconciliation U.S. GAAP – IFRS[1]

Quarterly Net income	Sep 26,	Dec 31,	March 27,	June 26,	Sep 25,
	2004	2004	2005	2005	2005
(Amounts in thousands EUR)

Quarterly Net income under U.S. GAAP	40,912	108,637	100,262	111,815	47,766
Share Based Payments (see Note 1)	(5,087)	(1,464)	(6,734)	(1,950)	(2,088)
Capitalization of development costs (see Note 2)	-	-	16,110	25,683	18,514
Convertible bonds (see Note 3)	-	-	(7,445)	(7,712)	(10,230)
Taxes	(459)	507	(1,248)	(4,862)	(2,392)

Quarterly Net income under IFRS	35,366	107,680	100,945	122,974	51,570

Shareholders’ Equity	Sep 26,	Dec 31,	March 27,	June 26,	Sep 25,
	2004	2004	2005	2005	2005
(Amounts in thousands EUR)

Shareholders’ equity under U.S. GAAP	1,228,287	1,391,602	1,482,661	1,590,510	1,636,767
Share Based Payments (see Note 1)	633	1,179	2,152	2,325	2,492
Capitalization of development costs (see Note 2)	-	-	11,035	28,628	41,310
Convertible subordinated bonds (see Note 3)	-	-	71,750	67,160	60,203

Shareholders’ equity under IFRS	1,288,920	1,392,781	1,567,598	1,688,623	1,740,772

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share Based Payments
Under IFRS, ASML applies IFRS 2, “Share based payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, ASML accounts for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provides pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS 123 “Accounting for stock based compensation”.

Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets” beginning from January 1, 2005. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information relating to development costs under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development costs are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS 2, “Accounting for Research and Development Costs”. In accordance with SFAS 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible subordinated bonds
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible bonds. The equity component relates to the grant of a conversion option to shares to the holder of the bond.

The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.